Exhibit 99.1

Innoviz Announces Pricing of $30 Million Registered Direct Offering

Proceeds to be used for general business purposes, including (but not limited to), supporting the commercialization of Perciz, the Company's dedicated security and defense brand.

TEL AVIV, Israel, July 28, 2026 – Innoviz Technologies Ltd. (NASDAQ: INVZ) (the “Company” or “Innoviz”), a leading supplier of high-performance automotive-grade LiDAR sensor platforms for the automotive, security, defense and industrial markets, today announced that it has entered into a definitive agreement with certain institutional investors, for the purchase and sale of an aggregate of 66,666,667 ordinary shares (“Ordinary Shares”). The offering is expected to result in gross proceeds of approximately $30 million, before deducting offering expenses. Innoviz intends to use the net proceeds from the offering for general business purposes, including (but not limited to), supporting the commercialization of Perciz, the Company’s dedicated security and defense brand. The closing of the offering is expected to occur on or about July 29, 2026, subject to the satisfaction of customary closing conditions.

Titan Partners is acting as the sole placement agent for the offering. WestPark Capital, Inc. is acting as a financial advisor for the offering.

The offering is being made pursuant to a registration statement on Form F-3 (File No. 333-289554) initially filed with the Securities and Exchange Commission (“SEC”) on August 13, 2025, and declared effective by the SEC on August 21, 2025 (the “Registration Statement”). The Ordinary Shares are being offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective Registration Statement. A prospectus supplement and accompanying prospectus relating to, and describing the terms of, the offering will be filed with the SEC and will be available for free on the SEC’s website at www.sec.gov. Electronic copies of the prospectus supplement and accompanying prospectus may also be obtained, when available, by contacting Titan Partners Securities LLC, 4 World Trade Center, 150 Greenwich Street, 49th Floor, New York, NY 10007, by phone at (929) 833-1246 or by email at prospectus@titanpartnersgrp.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Innoviz

Innoviz is a leading provider of LiDAR technology, serving as a Tier-1 supplier to the world's leading automotive manufacturers while extending its existing sensing solutions into defense, homeland security, industrial, and smart infrastructure markets.

Innoviz's LiDAR sensors and complementary software suite are designed to deliver exceptional range, resolution, and reliability, providing accurate 3D sensing even in harsh weather conditions. Built to meet the automotive industry's strict standards for performance and safety, Innoviz's sensors are increasingly supplied for applications that demand precise, real-time spatial awareness and continuous object localization.

Operating across the U.S., Europe, and Asia, Innoviz designs solutions for automotive OEMs, system integrators, municipalities, commercial enterprises, government organizations, and other customers worldwide. Under the Perciz brand, Innoviz offers its existing automotive-grade LiDAR sensors for defense, counter-UAS, perimeter intrusion detection, and homeland security applications.

Perciz is Innoviz's dedicated defense and homeland security brand, focused on using Innoviz's existing LiDAR solutions for defense, homeland security, and critical infrastructure applications. By using Innoviz's rich data, we believe operators will be able to perceive, understand, and act in the physical world with greater intelligence and precision. Perciz has the ability to support the next-generation defense and homeland security systems designed to address the increasing complexity of modern threats.

Media Contact
Media@innoviz-tech.com

Investor Contact
Investors@innoviz-tech.com

Forward Looking Statement

This press release includes forward-looking statements within the meaning of the federal securities laws, including statements regarding the completion and timing of the offering and the intended use of the proceeds. Forward-looking statements represent Innoviz’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties are market conditions, including the trading price and volatility of Innoviz’s securities, risks relating to Innoviz’s business and the satisfaction of closing conditions in the securities purchase agreement related to the offering. The forward-looking statements included in this press release speak only as of the date of this press release, and Innoviz does not undertake to update the statements included in this press release for subsequent developments, except as may be required by law.